SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) 35300396090

ANNUAL SHAREHOLDERS´ MEETING

June 29, 2018

Consolidated synthetic remote voting map

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID), pursuant to CVM Instruction 481/09, discloses to its shareholders, the market in general and other interested parties that it has directly received three remotes voting ballot.

Therefore, the Company announces its consolidated synthetic remote voting map, rendered through the remote voting ballot sent to the depositary and the bookkeeping agent and to the Company, attached below.

São Paulo, June 28, 2018.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

Company Registry (NIRE) 35300396090

CONSOLIDATED REMOTE

VOTING MAP

Consolidated remote voting map for the Annual Shareholders' Meeting to be held on June 29, 2018 at 11:00 am at the Company's headquarters at Av. Brigadeiro Faria Lima nº 3400, 20th floor, in São Paulo, State of São Paulo.

Resolution Code	Description	Vote	Number of Shares
1	To take the management accounts, examine, discuss and vote on the Financial Statements for the fiscal year ended December 31, 2017, with the allocation of the respective net income pursuant to article 189, caput of Law 6,404/76.	Approve	79,733,006
		Reject	-
		Abstain	2,529,577
2	To establish the annual aggregate compensation of the managers for the 2018 fiscal year, according to Management's Proposal.	Approve	42,322,293
		Reject	39,687,790
		Abstain	252,500
3	Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law 6,404 of 1976?	Yes	82,262,583
		No	-
		Abstain	-
4	Appointment of members for the Fiscal Council by minority shareholders:	-	-
	4.1 Guillermo Oscar Braunbeck (effective)/ William Pereira Pinto (alternate)	Approve	2,733,625
		Reject	52,160
		Abstain	79,476,798
	4.2. Susana Hanna Stiphan Jabra (effective) / Ian Peter Brandt Searby (alternate)	Approve	79,224,298
		Reject	-
		Abstain	3,038,285

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer
COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.